Exhibit 12.1

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Transition Period Ended	Year Ended	Year Ended
(dollars in thousands)	October 1, 2016	October 3, 2015	September 27, 2014	September 28, 2013	June 29, 2013	June 30, 2012
Numerator: Earnings

Pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees	$10,647	$9,782	$(7,394)	$(506)	$9,816	$(10,509)

Fixed charges	7,387	8,139	8,042	1,613	6,197	6,319

Amortization of capitalized interest	—	—	—	—	—	—

Distributed income of equity investees	—	—	—	—	—	—

Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Less: interest capitalized	—	—	—	—	—	—

Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Less: the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings	$18,034	$17,921	$648	$1,107	$16,013	$(4,190)

Denominator: Fixed Charges

Interest expense	$5,287	$6,021	$5,792	$1,033	$3,997	$4,132

Capitalized interest	—	—	—	—	—	—

Amortized premiums, discounts and capitalized expenses related to indebtedness	*	*	*	*	*	*

Estimate of the interest within rental expense	2,100	2,118	2,250	580	2,200	2,187

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges	$7,387	$8,139	$8,042	$1,613	$6,197	$6,319

* Included in the interest expense.

RATIO OF EARNINGS TO FIXED CHARGES	2.44	2.20	0.08	0.69	2.58	(0.66)

Coverage Deficiency	$—	$—	$7,394	$506	$—	$10,509